Mail Stop 6010   July 9, 2006

Mr. John E. Lucas
Chief Executive Officer
Thomas Pharmaceuticals, Ltd.
750 Highway 34
Matawan, NJ 07747

          Re: **Thomas Pharmaceuticals, Ltd.**
                  Amendment No. 1 to Registration Statement on Form SB-2
                  Filed June 18, 2007
                  File No. 333-142104

Dear Mr. Lucas:

          We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

          Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1 and reissue that comment in part. We
    note your revised disclosure regarding four spin-offs iVoice has done in the past.
    iVoice's website, however, identifies five spin-offs. You have not included
    disclosure regarding the potential spin-off of Corporate Strategies, Inc. We note that
    the registration statement (file no. 333-119179) relating to this spin-off was
    withdrawn on March 22, 2005. Please supplementally provide us an explanation as
    to where iVoice stands with respect to this spin-off and why it was abandoned. We
    may have further comments.

2. In addition, please also revise your disclosure explain to what extent these prior spin-offs have added value for the shareholders of iVoice. For example, disclose any increase in the stock price of the spun-off entity. To the extent you have not done so, please also disclose how the entity has benefited from the spin-off as planned. For example, revise your disclosure to describe the benefits to iVoice Technology, Inc. and SpeedSwitch, Inc.

3. Further, please expand your disclosure regarding the potential circumstances that might interfere with your plan to generate value in this spin-off. For example, you should discuss how Thomas Pharmaceuticals may not be able to raise the capital it needs to distribute its products and that it may not be able to operate independently.

4. Prior to requesting acceleration of effectiveness, please refer to Item 310(g) of Regulation S-B and consider the need to file amended registration statement on Form SB-2 that includes your most recent interim financial statements for the period ended June 30, 2007. In doing so, please also file as an exhibit an updated, signed consent report from your independent accountants.

Summary of the Distribution, page 7

5. We acknowledge your response to comment 59. Please clarify for us the relevance of your assertion that you have presented your financial statements on a "legal entity" basis. Additionally, as the 733,602-for-one reverse stock split is not yet effective, please revise your financial statements and related disclosures to reflect the effects of the proposed reverse stock split and to clearly indicate that it is not yet finalized. Then, prior to requesting acceleration of effectiveness for your registration statement, please file an amendment to include a final, dual-dated report from your independent auditors, inclusive of an updated consent report and to remove all references in the document that allude to the fact that you have not yet finalized the reverse stock split.

Potential Dilution Due to Conversion at Below Market Prices, page 13

6. We note your response to our prior comments 18 and 19 and reissue those comments in part. Please expand your disclosure of the table to quantify the percentage dilution that shareholders holding shares after the Distribution will experience as a result of the conversion at the different assumed conversion prices listed in the table. You should describe the percentage dilution to shareholders and the percentage ownership of each of iVoice and BioBridge LLC.

Risk Factors, page 14

The products of Thomas Pharmaceuticals have limited trademark protection . . . ., page 27

7. We note your response to our prior comment 40 and reissue that comment in part. Please expand this risk factor to identify all the trademarks that are material to your business, even if those trademarks are unregistered.

Our Business, page 45

Background, page 45

8. We note your response to our prior comment 49 and reissue that comment in part. We note your statement that, "Since, as of the effective date of the Registration Statement of which this prospectus is a part, Thomas Acquisition did not exercise its right to purchase the Securities, the Stock Purchase Agreement has been terminated as of such date." This statement is unclear as this registration statement is not effective yet. If the Stock Purchase Agreement does not expire "to and through the date on which the Securities and Exchange Commission declares effective" this registration statement, then it appears that the Stock Purchase Agreement is still in effect. If that is the case, how will the Distribution affect the Stock Purchase Agreement? Will Thomas Acquisition purchase all the outstanding shares of Thomas Pharmaceuticals before or after the Distribution? Why are you seeking to complete the Distribution if Thomas Acquisition will purchase the outstanding shares of Thomas Pharmaceuticals? How will Thomas Acquisition purchase the outstanding shares of Thomas Pharmaceuticals after the Distribution as those shares will be held by shareholders of iVoice?

Notes to Consolidated Financial Statements, page F-9

Note 2- Summary of Significant Accounting Policies, page F-9

Basis of Presentation, page F-9

9. We acknowledge your response to comment 60; however, your disclosure does not address certain portions of our initial comment. Please revise your disclosure to provide information, similar to that you have presented on page 12, regarding the nature of your financial statements in the context of SAB Topic 1.B.1. Specifically, please clarify whether management derived any of the financial statement information based on allocation estimates and disclose the basis for those estimates, including which financial statement line items they affect. Please also tell us and disclose whether the financial statements reflect the effects of any financing provided to Thomas Pharmaceuticals, Ltd. by iVoice, Inc.

Revenue and Cost Recognition, page F-10

10. We acknowledge your response to comment 61 and refer you to your disclosure under "Accounts Receivable" that indicates "several" of your "large" customers may "delay payments" to you until there is a "steady flow of products being resold." Please quantify for us the revenue that you recognized related to these customers for the financial statement periods presented. Additionally, please tell us how determined it is appropriate to record revenue related to transactions with these customers at the time of sale, as it does not appear that those transactions meet the condition outlined in paragraph 6 b. of SFAS No. 48. Please also address how you meet the condition outlined in paragraph 6 f. of SFAS No. 48.

Product Returns, page F-10

11. We acknowledge your response to comment 62. Neither your supplemental response nor your revised disclosure specifically address our initial comment. Please revise your disclosure and provide clarifying information in your response as follows.

- Disclose the amount of your sales returns provision and all other reductions to revenue for the financial statement periods presented and clarify whether you have offset your sales returns provision against revenue. Please tell us why you believe it appropriate to determine your sales returns estimate according to your assessment of whether or not the related accounts receivable are collectible, as your sales returns provision presumably offsets your gross revenue. Correlate this policy to paragraph 7 of SFAS No. 48. Revise your Management's Discussion and Analysis disclosure accordingly.

- Tell us how you determined that you comply with paragraph 6 f. of SFAS No. 48 given your limited operating history and your "open return policy for unsold product," which appears to indicate that your customers may return product at any time for any reason. Refer to paragraph 8 b. of SFAS No. 48. Revise your related Management's Discussion and Analysis disclosure accordingly.

Accounts Receivable, page F-10

12. We acknowledge your response to comment 63 and reissue our comment. Please tell us how your provision for product returns, which presumably offsets your revenue, is sufficient to protect against losses related to unpaid accounts receivable. Specifically, tell us how management determines that your accounts receivable balance is fairly stated and how your policy complies with U.S. GAAP, which prescribes the allowance method for assessing doubtful accounts, irrespective of whether you offset

your provision for sales returns against your accounts receivable balance (as opposed to recording a related liability). Revise your related Management's Discussion and Analysis disclosure accordingly.

Note 12- Restatement, page F-20

13. Your current disclosure does not tell investors why you restated your results of operations for the year ended December 31, 2006. Please revise your disclosure to clarify why you recorded an adjustment to the value of the derivative liability associated with the beneficial conversion feature of your iVoice, Inc. debentures. Please also tell us whether your adjustment relates to the revised volatility figures you have presented in Note 5 to your consolidated financial statements. Provide the disclosures required by paragraph 26 of SFAS No. 154.

Notes to (Unaudited) Consolidated Financial Statements- March 31, 2007 and 2006, page F-27

Note 3- Intangible Assets, page F-32

14. Revise your disclosure to specify the carrying amount of the customer list at March 31, 2007 as it is unclear whether you wrote-down this intangible asset or wrote it off in its entirety.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Thomas P. Gallagher, Esq.
        Barbara J. Comly, Esq.
        Gallagher, Briody & Butler
        155 Village Boulevard, 2nd Floor
        Princeton, NJ 08540